UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                               Access Beyond, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    00431W108
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 29, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].




                                                   PAGE 1 OF 11 PAGES

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                   PAGE  2  OF  11  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,960,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,960,000

       10             SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,960,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             CO
- ------ --------------

                                  SCHEDULE 13D


CUSIP NO.  00431W108                                   PAGE  3   OF  11  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            2,960,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            2,960,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,960,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             IN
- ------ --------------

                                  SCHEDULE 13D


CUSIP NO.   00431W108                                  PAGE  4  OF  11  PAGES
         ----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            2,960,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            2,960,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,960,000
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             IN
- ------ --------------

                                  SCHEDULE 13D


CUSIP NO.    00431W108                                 PAGE   5   OF  11  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,960,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-
       9              SOLE DISPOSITIVE POWER

                            2,960,000
       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,960,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             PN
- ------ --------------

                                  SCHEDULE 13D


CUSIP NO.    00431W108                                PAGE   6    OF  11  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    2,960,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            2,960,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,960,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.7%

14     TYPE OF REPORTING PERSON

             CO
- ------ --------------

CUSIP NO.  00431W108



ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13D, dated November 27, 1996, as amended by Amendment No. 1, dated December 20, 1996, Amendment No. 2, dated January 3, 1997, Amendment No. 3, dated February 20, 1997, Amendment No. 4, dated March 18, 1997 and Amendment No. 5 dated April 8, 1997 (the "Statement") filed by the undersigned relating to the Common Stock, par value $0.01 per share of Access Beyond, Inc. (the "Issuer"), a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

            Of the 2,960,000 Shares held by the Reporting Persons, 1,984,550 Shares were acquired pursuant to a stock dividend declared by Penril DataComm Networks, Inc. to stockholders of record November 14, 1996 contingent upon stockholder approval of a merger with Bay Networks, Inc., which occurred on November 19, 1996. The remaining Shares were purchased with the personal funds of the Partnership in the amount of $5,901,322.74.


                                                   PAGE 7 OF 11 PAGES

CUSIP NO.  00431W108





ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

            (a) This statement on Schedule 13D relates to 2,960,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 23.7% of the issued and outstanding Shares.

            (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 2,960,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 2,960,000 Shares.

            (c) In the last 60 days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.


                                                   PAGE 8 OF 11 PAGES

CUSIP NO.  00431W108





ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            Item 6 of the Statement is amended by deleting on the second line the number "2,839,500" and replacing it with the number "2,960,000."



                                                   PAGE 9 OF 11 PAGES

CUSIP NO.  00431W108





                                SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 1997


                              J.J. CRAMER & CO.

                              By:  /s/ James J. Cramer
                                   ----------------------------------
                                   Name: James J. Cramer
                                   Title: President


                              /s/ James J. Cramer
                              --------------------------------------
                              James J. Cramer


                              /s/ Karen L. Cramer
                              --------------------------------------
                              Karen L. Cramer


                              CRAMER PARTNERS, L.P.

                              By:   CRAMER CAPITAL CORPORATION
                               its general partner


                              By:  /s/ James J. Cramer
                                   ---------------------------------
                              Name: James J. Cramer
                                   Title: President


                              CRAMER CAPITAL CORPORATION

                              By:  /s/ James J. Cramer
                                   ---------------------------------
                              Name: James J. Cramer
                                   Title: President


                                                   PAGE 10 OF 11 PAGES

CUSIP NO.  00431W108





                                EXHIBIT B

                      Transactions in Common Stock
                             of The Company



                              No. of Shares
       Trade Date               Purchased            Cost Per Share
       ----------              -----------           --------------
       7/30/97                    9,000                5.1944
       7/30/97                    5,000                5.3125
       8/1/977                   20,000                5.2481
       8/19/97                   15,000                4.8333
       8/19/97                    7,500                4.7500
       8/21/97                    2,500                4.7500
       8/22/97                    2,500                4.5625
       8/22/97                   10,000                4.6630
       8/25/97                    5,000                4.8750
       8/29/97                    7,500                4.8125





                                                   PAGE 11 OF 11 PAGES